September 19, 2006	REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

VIA EDGAR TRANSMISSION,

FACSIMILE TRANSMISSION AND

EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Daniel Lee

Re:	Exopack Holding Corp.
Registration Statement on Form S-4 filed August 11, 2006
File No. 333-136559

Ladies and Gentlemen:

On behalf of Exopack Holding Corp., we submit this correspondence in response to the comments provided in your letter dated September 6, 2006 with respect to the Registration Statement on Form S-4 referenced above. Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”) is being filed via EDGAR on or about the date hereof, and, for your reference, we have provided clean and marked copies of the Amendment with the copies of this letter delivered by express courier. For your convenience, we have repeated each of your comments below in the order presented in your letter followed by the company’s responses.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel Lee

September 19, 2006

Registration Statement on Form S-4

1.	Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

Response:

The company has revised the prospectus to include updated financial statements and related disclosures.

The Exchange Offer

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 26

2.	We note your first sentence in this section. Please revise to state that you will issue the exchange notes promptly after expiration rather than after acceptance. Please see Rule 14e-1(c) under the Exchange Act.

Response:

The company has revised the prospectus in accordance with this comment. Please see page [26] in the marked version of the Amendment.

3.	Please reconcile your second paragraph under this section regarding the conditions for your issuance of exchange notes with your disclosure on page 24 regarding similar requirements for tendering outstanding notes. Your tendering requirements need to be met on or before the expiration date. Accordingly, upon proper tendering and expiration, it appears that your conditions for issuance of the exchange notes would have been met at the time you accept the outstanding notes. Please reconcile and explain to us your reference to “all other required documents.” As noted above, Rule 14e-1(c) requires that you exchange the outstanding notes “promptly” upon expiration of the offer. Please revise as necessary.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel Lee

September 19, 2006

Response:

References to “all required documents” refer to the documents required, in certain instances, to be delivered with the letter of transmittal, such as a Substitute Form W-9, a Notice of Guaranteed Delivery or a signature guarantee. Any requirement to deliver such additional documents with the letter of transmittal are clearly identified in the letter of transmittal. With respect to the other issues raised in Comment 3, the company has revised the prospectus in accordance with this comment. Please see pages [24-26] in the marked version of the Amendment.

Part II

Item 21. Exhibits

4.	Please file all necessary exhibits for our review.

Response:

The company has now filed all remaining required exhibits with the Amendment.

Item 22. Undertakings

5.	The undertakings pursuant to Item 512 of Regulation S-K have recently been amended. Please confirm that all necessary undertakings have been included.

Response:

The company has reviewed the current undertakings contained in Item 512 of Regulation S-K and believes that all necessary undertakings are included in the registration statement as amended by the Amendment.

Very truly yours,

Reed W. Topham, Esq.

Enclosures

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel Lee

September 19, 2006

cc:	David Rawden, Chief Financial Officer, Exopack Holding Corp.
Ronald G. Moffitt, Esq., Stoel Rives LLP